[BRYAN CAVE LLP LETTERHEAD]

August 9, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC 20549
Attn: Folake K. Ayoola, Attorney Advisor

Re:	Omega HealthCare Investors, Inc. Registration Statement on Form S-4 Filed July 3, 2012 File No. 333-182531

Ladies and Gentlemen:

I am writing this letter on behalf of Omega Healthcare Investors, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated July 23, 2012 regarding the above-referenced registration statement filed by the Company.  In order to respond to the comment letter of the Staff,  the Company will file Amendment No. 1 to Registration Statement on Form S-4 (the “Amendment”).  This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

General

1. Please file the exhibits required by Item 601(b)(4) of Regulation S-K, including a form of the notes and trust indenture.

Response:  The Company has filed with the Amendment the exhibits required by Item 601(b)(4) of Regulation S-K, including a form of the notes and trust indenture.

U. S. Securities and Exchange Commission
August 9, 2012

I appreciate your prompt review and look forward to hearing from you with respect to the foregoing response.  If you have any questions or if you require any additional information with respect to these matters, please contact me at (404) 572-6820 or Eliot Robinson at (404) 572-6785.

Sincerely,

/s/ Terrence A. Childers

Terrence A. Childers

cc:  Tom Kluck
U.S. Securities and Exchange Commission

Robert O. Stephenson
Omega Healthcare Investors, Inc.

Eliot W. Robinson
Bryan Cave LLP